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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONTRO, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

683380109

(CUSIP Number)

Saied Kashani

800 West First Street Suite 400

Los Angeles, California 90012

(213) 625 8103

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 2002

(Dates of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

1 Name of Reporting Person

S.S. or I.R.S. Identification Number of Above Person (optional)

The Mahmud Trusts

2 Check The Appropriate Box If a Member of a Group (a)[ ]

(b)[ x ]

3 SEC Use Only

4 Source of Funds: WC

5 Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e) []

6 Citizenship or Place of Organization

Guernsey, Channel Islands, Great Britain

7 Sole Voting Power

850,000 shares

Number of

Shares 8 Shared Voting Power

Beneficially 0 shares

Owned By

Each Reporting 9 Sole Dispositive Power

Person With 850,000 shares

10 Shared Dispositive Power

0 shares

11 Aggregate Amount Beneficially Owned by Each Reporting Person

850,000 shares

12 Check Box If The Aggregate Amount in Row (11) Excludes

Certain Shares [ ]

13 Percent of Class Represented By Amount in Row (11)

7.78% [as of Sept. 8 2002 based on total shares outstanding of 10,922,945 as reported by issuer]

14 Type of Reporting Person

OO

Item 1. Security and Issuer

This Schedule 13D is being filed by The Mahmud Trusts, a trust organized under the laws of the Guernsey, Channel Islands, Great Britain, and relates to the common stock, no par value ("Common Stock") of Ontro, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 13250 Gregg Street, Poway, California 92064.

Item 2. Identity and Background

(a)-(c) The Mahmud Trusts is a trust organized under the laws of the Guernsey, Channel Islands, Great Britain. The trustee is Indosuez Trust Services Ltd as trustees of the Mahmud (Family) Trusts of PO Box 418, La Tour Gand House, Lower Pollet, St.Peter Port, Guernsey, Channel Islands, Great Britain.

(d)-(e) Nothing to disclose.

(f) Guernsey, Channel Islands, Great Britain

Item 3. Source and Amount of Funds or Other Consideration

Working capital.

Item 4. Purpose of the Transaction

The Mahmud Trusts' primary goal is to profit from appreciation in the market price of the Common Stock. The Mahmud Trusts has no present plans to become involved in or influence the management of the Issuer.

The Mahmud Trusts may also purchase additional Common Stock or dispose of all or part of its Common Stock at any time.

Item 5. Interest in Securities of the Issuer

In 2001 Mahmud Trusts purchased 425,000 shares of common stock of Ontro at $1.20 for $510,000 cash. The source of funds was working capital.

Through June 2002, Mahmud Trusts purchased an additional 425,000 shares of Ontro at $1.20 for a total of $510,000 cash. The purchase funds came from working capital. This brings Mahmud Trusts' total share ownership to 850,000 shares, representing 7.78% of the issuer as of September 8, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to

Securities of the Issuer.

[No change from previous filing].

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2002

Completed by Tatiana Griffiths in respect of the Mahmud (Family) Trust with a prior consent of the Trustees.